United States securities and exchange commission logo





                               September 10, 2021

       Yunwu Li
       Chief Executive Officer and Chairman of the Board of Directors CDT Environmental Technology Investment Holdings Limited
       C1, 4th Floor, Building 1, Financial Base, No. 8 Kefa Road
       Nanshan District, Shenzhen, China 518057

                                                        Re: CDT Environmental
Technology Investment Holdings Limited
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Response Dated
August 26, 2021
                                                            File No. 333-252127

       Dear Mr. Li:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Response Dated August 26, 2021

       Cover Page

   1.                                                   Provide prominent
disclosure about the legal and operational risks associated with being based in and having the
majority of the company   s operations in China. Your disclosure
                                                        should make clear
whether these risks could result in a material change in your operations and/or the value of
your ordinary shares or could significantly limit or completely hinder your ability to offer
or continue to offer securities to investors and cause the value of such securities to
significantly decline or be worthless. Your disclosure should address how recent statements and
regulatory actions by China   s government, such as those related to
                                                        the use of variable
interest entities and data security or anti-monopoly concerns, has or may impact the company
 s ability to conduct its business, accept foreign investments, or list on an U.S. or
other foreign exchange. Your prospectus summary should address, but
 Yunwu Li
FirstName LastNameYunwu   Li Investment Holdings Limited
CDT Environmental  Technology
Comapany 10,
September NameCDT
              2021 Environmental Technology Investment Holdings Limited
September
Page 2    10, 2021 Page 2
FirstName LastName
         not necessarily be limited to, the risks highlighted on the prospectus cover page.
Prospectus Summary, page 1

2. In your summary of risk factors, disclose the risks that being based in and having the
         majority of the company   s operations in China poses to investors. In
particular, describe
         the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ordinary shares.
         Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
3. Disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC or any
         other entity that is required to approve of the company   s
operations, and state
         affirmatively whether you have received all requisite permissions and whether any permissions have been denied. We note your disclosure on page 22 that the approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering under PRC law.
4. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities.
Risk Factors
Risks Related to Doing Business in China, page 15

5.       Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ordinary shares. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and
 Yunwu Li
CDT Environmental Technology Investment Holdings Limited
September 10, 2021
Page 3
      cause the value of such securities to significantly decline or be worthless.
6. In light of recent events indicating greater oversight by the Cyberspace Administration of
      China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
        You may contact Diane Fritz, Staff Accountant, at 202-551-3331 or Ethan Horowitz,
Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff
Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel at 202-551-3584 with any other questions.



                                                             Sincerely,
FirstName LastNameYunwu Li
                                                  Division of Corporation
Finance
Comapany NameCDT Environmental Technology Investment Holdings Limited
                                                  Office of Energy &
Transportation
September 10, 2021 Page 3
cc:       Matthew Ogurick, Esq.
FirstName LastName